

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via Fax (781) 221-5215

July 28, 2010

Mark P. Sullivan
SVP and Chief Financial Officer
Aspen Technology, Inc.
200 Wheeler Road
Burlington, MA 01083

> **Re:** **Aspen Technology, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended June 30, 2009**
> **Filed November 9, 2009 and April 22, 2010, respectively**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed on February 9, 2010**
> **File No. 000-24786**

Dear Mr. Sullivan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief